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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13G/A

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                                (Amendment No. 3)

                     WILSHIRE FINANCIAL SERVICES GROUP, INC.
                     ---------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    971867106
                                 --------------
                                 (CUSIP Number)

                                December 31, 2002
                     ---------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           [X] Rule 13d-1(b)
           [_] Rule 13d-1(c)
           [_] Rule 13d-1(d)

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CUSIP No. 971867106                        13G/A
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    1   NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Jayhawk Capital Management, L.L.C. (Tax I.D.: 48-1172612)
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    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  [_]
                                                                (b)  [_]
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    3   SEC USE ONLY
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    4   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
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                     5      SOLE VOTING POWER                  755,000

                  --------------------------------------------------------------
  NUMBER OF
   SHARES            6      SHARED VOTING POWER                None
BENEFICIALLY
  OWNED BY        --------------------------------------------------------------
    EACH             7      SOLE DISPOSITIVE POWER             755,000
  REPORTING
 PERSON WITH      --------------------------------------------------------------
                     8      SHARED DISPOSITIVE POWER           None

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    9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        755,000
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   10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                     [_]
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   11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        4.16% (Based on 18,152,995 common stock of Wilshire Financial Group Services, Inc. outstanding as of September 30, 2002, as disclosed by Wilshire Financial Group Services, Inc. in its 10Q for the fourth quarter of 2002 filed with the Securities and Exchange Commission November 14, 2002.)
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   12   TYPE OF REPORTING PERSON

        IA
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CUSIP No. 971867106                       13G/A

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     1    NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Kent C. McCarthy
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     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)  [_]
                                                                    (b)  [_]
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     3    SEC USE ONLY

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     4    CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S. Citizen
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                        5    SOLE VOTING POWER                           755,000

    NUMBER OF          ---------------------------------------------------------
     SHARES             6    SHARED VOTING POWER                         None
  BENEFICIALLY
    OWNED BY           ---------------------------------------------------------
      EACH              7    SOLE DISPOSITIVE POWER                      755,000
    REPORTING
   PERSON WITH         ---------------------------------------------------------
                        8    SHARED DISPOSITIVE POWER                    None

--------------------------------------------------------------------------------
     9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          755,000
--------------------------------------------------------------------------------
    10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
    11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          4.16% (Based on 18,152,995 common stock of Wilshire Financial Group Services, Inc. outstanding as of September 30, 2002, as disclosed by Wilshire Financial Group Services, Inc. in its 10Q for the fourth quarter of 2002 filed with the Securities and Exchange Commission November 14, 2002.)
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    12    TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

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                         AMENDMENT NO. 3 TO SCHEDULE 13G

         This Amendment No. 3 to Schedule 13G (this "Amendment") relating to the common stock of Wilshire Financial Services Group, Inc. ("Wilshire"), a Delaware corporation, is being filed with the Securities and Exchange Commission as a third amendment to the initial statement on Schedule 13G filed with the Commission on February 15, 2000, amended by the a first amendment filed February 14, 2001 and amended by a second amendment filed March 28, 2002. This Amendment is being filed by Jayhawk Capital Management, L.L.C., a Delaware limited liability company ("Jayhawk"), and its manager, Kent C. McCarthy.

         This Schedule 13G/A relates to shares of common stock of Wilshire Financial Services Group, Inc. purchased by Jayhawk for the account of Jayhawk Institutional Partners, L.P. of which Jayhawk is the general partner. The second amended Schedule 13G is hereby amended and supplemented as follows:

Item 4     Ownership.

           Item 4 of the Original 13G is hereby amended and restated in its entirety as follows:

           (a)      Amount beneficially owned:                          755,000

           (b)      Percent of class:                                      4.16%

           (c)      Number of shares as to which the person has:

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                 (i)   Sole power to vote or to direct the vote:        755,000

                 (ii)  Shared power to vote or to direct the vote:         None

                 (iii) Sole power to dispose or to direct the
                       disposition of:                                  755,000

                 (iv)  Shared power to dispose or to direct the            None
                       disposition of:

Item 5       Ownership of Five Percent or Less of a Class.

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

Item 10      Certification.

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits     Exhibit 1

             Joint Filing Agreement dated January 24, 2003 between Jayhawk and Mr. McCarthy.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

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      Date: January 24, 2003

                                              JAYHAWK CAPITAL MANAGEMENT, L.L.C.


                                              By: /s/ Kent C. McCarthy
                                                  ---------------------------
                                                 Kent C. McCarthy
                                                 Manager

                                                 /s/ Kent C. McCarthy
                                                 ----------------------------
                                                 Kent C. McCarthy